Mail Stop 6010

      October 31, 2005

Dr. Burton J. Kunik
Chief Executive Officer
Sharps Compliance Corp.
9350 Kirby Drive, Suite 300
Houston, TX 77054

      Re:	Sharps Compliance Corp.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
Filed September 14, 2005
		File No. 000-22390

Dear Dr. Kunik:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 13

1. Please refer to comment 3 in our letter dated November 2, 2001 and your response letter dated December 17, 2001. We previously requested that you revise your discussion of the results of operations, and you agreed to provide such enhanced discussion in future filings. However, we note that your current discussion of results of operations does not provide a detailed analysis of the changes in your revenues and expenses. Please revise Management`s Discussion and Analysis in future filings to provide an analysis of the reasons and factors contributing to the increase or decrease in revenues and expenses. Please also revise your discussion of results of operations in future filings to discuss your prospects for the future. Refer to Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 13

2. Please revise Management`s Discussion and Analysis in future filings to provide an analysis of your cash flows for all periods presented and any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. We refer you to Item 303(b)(1)(i) and (ii) of
Regulation S-B.

Item 8A. Controls and Procedures, page 16

3. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days prior to the date of your annual report. Please confirm to us that you evaluated your disclosure controls and procedures as of the date of this report. In addition, please revise future filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports,
Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.
4. In addition, please note that the Exchange Act Rules which define disclosure controls and procedures are 13a-15(e) and 15(d)-15(e). Please revise the disclosures in future filings to correct your references to these Rules.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

Stock-Based Compensation, page F-11

5. We note from your disclosure in Note 9 on page F-17 that you issued 637,500 options to advisors and consultants. Please tell us and revise future filings to disclose how you account for and value stock options issued to non-employees.

Exhibits 32.1 and 32.2

6. We note that the certifications furnished in accordance with
Section 906 of the Sarbanes-Oxley Act were not dated. Please file an amendment to your June 30, 2005 Form 10-KSB that includes the entire filing together with currently dated Section 302 and 906 certifications of each of your current CEO and CFO as required by Items 601(b)(31) and (32) of Regulation S-B.

      As appropriate, please amend your June 30, 2005 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3643 if you have questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 551-
3327.


      Sincerely,


      Kevin L. Vaughn
      Reviewing Accountant
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Dr. Burton J. Kunik
Sharps Compliance Corp.
October 31, 2005
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